Exhibit (a)(1)(A)

ACTUATE CORPORATION

OFFER TO PURCHASE FOR CASH
Up to a Maximum of $60 Million Worth of its Common Stock
At a Purchase Price Not Greater Than $3.40 Nor Less Than $3.15 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME
ON FRIDAY, DECEMBER 5, 2008, UNLESS THE OFFER IS EXTENDED.

Actuate Corporation is:

•	Offering to purchase up to a maximum of $60 million worth of our common stock in a tender offer (the “Offer”), or such lesser value of shares as are properly tendered and not properly withdrawn; and

•	Offering to purchase these shares at a price not less than $3.15 nor greater than $3.40 per share in cash, without interest. Promptly following the Expiration Date, we will select the lowest price specified by tendering stockholders that will enable us to buy $60 million worth of shares. Accordingly, at a purchase price per share of $3.15, we will purchase up to a maximum of 19,047,619 shares and, at a purchase price per share of $3.40, we will purchase up to a maximum of 17,647,058 shares.

If you want to tender your shares in the Offer, you should:

•	Specify the price between $3.15 and $3.40 (in increments of $0.05) per share at which you are willing to tender your shares (you may tender different shares at different prices) or, if you wish to maximize the chance that your shares will be purchased at the purchase price determined by us pursuant to the Offer, you should check the box in the accompanying letter of transmittal (the “Letter of Transmittal”) below the caption “Shares Tendered at Price Determined Pursuant to the Offer”;

•	Specify the number of shares you want to tender; and

•	Follow the instructions in this offer to purchase (the “Offer to Purchase”) and the related documents, including the accompanying Letter of Transmittal, to submit your shares.

When the Offer expires:

•	We will select the lowest purchase price specified by tendering stockholders that will enable us to purchase $60 million worth of shares or, if less than $60 million worth of shares are properly tendered, as measured at the purchase price, all shares that were properly tendered and not properly withdrawn;

•	All shares acquired in the Offer will be acquired at the same purchase price regardless of whether a stockholder tenders any shares at a lower price; and

•	If the number of shares tendered at or below the selected price per share is worth in excess of $60 million, as measured at such selected price, we will purchase shares at the selected price on a pro rata basis (subject to the “odd lot” priority described in Section 1 and the considerations for conditional tenders described in Section 6) from all stockholders who properly tendered (and did not properly withdraw) shares at or below the selected price, with appropriate adjustments to avoid purchases of fractional shares.

Our common stock:

•	Is listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “ACTU,” and

•	Had a closing price of $2.85 per share on October 31, 2008, the last full trading day before we announced our intention to commence a tender offer for our shares.

•	Had a closing price of $3.17 per share on November 4, 2008, the last full trading day before we commenced the Offer. We urge you to obtain current market quotations for the shares before deciding whether and at what price to tender your shares.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions; see Section 7, “Conditions of the Offer” and Section 9 “Source and Amount of Funds.” We may elect to waive some or all of such conditions as discussed in Section 7.

Our board of directors has approved this Offer. However, neither we, nor our subsidiaries, our board of directors or executive officers, the Information Agent, the Depositary or the Dealer Manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender them.

This Offer to Purchase contains important information about the Offer, including the risks to non-tendering stockholders beginning on page 10. We urge you to read this Offer to Purchase, including the documents incorporated by reference, and the related Letter of Transmittal, in their entirety.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Offer is:

JEFFERIES & COMPANY, INC.

Offer to Purchase dated November 5, 2008

IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must do one of the following before the Offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold stock certificates registered in your own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Computershare Trust Co., Inc. (the “Depositary”), the Depositary for the Offer;

•	if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3; or

•	if you are a holder of vested options, you may exercise your vested options and tender any of the shares issued upon exercise; however, you must exercise your vested options at least five business days prior to the Expiration Date (which, unless the Offer is extended, will require you to exercise such options no later than 5:00 p.m., New York City time, on December 1, 2008 in order to provide you with sufficient time to properly tender the shares in the Offer.

If you want to tender your shares, but:

•	your certificates for the shares are not immediately available or cannot be delivered to the Depositary on or before the Expiration Date; or

•	you cannot comply with the procedure for book-entry transfer by the Expiration Date; or

•	your other required documents cannot be delivered to the Depositary by the Expiration Date,

then you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 3.

To tender your shares you must follow the procedures described in this Offer to Purchase, the Letter of Transmittal and the other documents related to the Offer, including choosing a price at which you wish to tender your shares.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box below the caption “Shares Tendered at a Price Determined Pursuant to the Offer” in the section of the Letter of Transmittal called “Price at Which You Are Tendering.” Accordingly, your tendered shares will be treated the same as shares tendered at the purchase price selected by us in accordance with Section 1 .

If you have questions or need assistance, you should contact D.F. King & Co., Inc., which is the Information Agent for the Offer (the “Information Agent”), at the address or telephone number on the back page of this Offer to Purchase. You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering shares in the Offer. We have not authorized any person to give any information or to make any representation on our behalf in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, any recommendation, information or representation must not be relied upon as having been authorized by us, the Dealer Manager or the Information Agent.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this offer to purchase, but you should realize that it does not describe all of the details of the Offer to the same extent that they are described in the body of this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion. In this Offer to Purchase, we use the terms “Actuate Corporation,” “Actuate,” “we,” “us” and “our” to refer to Actuate Corporation and its subsidiaries.

Who is offering to purchase my shares?

Actuate Corporation, a Delaware corporation, is offering to purchase up to a maximum of $60 million worth of its common stock (the “Offer”) or such lesser value of shares as are properly tendered and not properly withdrawn. See Section 1.

What will be the purchase price?

•	The price range for the Offer is $3.15 to $3.40 per share. We are conducting the Offer through a procedure commonly called a “modified Dutch auction.” This procedure allows you to choose a price (in increments of $0.05 per share) within this price range at which you are willing to sell your shares.

•	We will select the lowest price specified by tendering stockholders that will enable us to buy $60 million worth of shares. If less than $60 million worth of shares are properly tendered and not properly withdrawn, as measured at the purchase price, we will purchase all shares that were properly tendered and not properly withdrawn, at the highest price at which the shares were tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures.

•	If you wish to maximize the chance that your shares will be purchased, you should check the box below the caption “Shares Tendered at a Price Determined Pursuant to the Offer” in the section of the Letter of Transmittal called “Price at Which You Are Tendering.” Accordingly, your tendered shares will be treated the same as shares tendered at the purchase price selected by us in accordance with Section 1.

How many shares will Actuate purchase?

•	Subject to the terms and conditions of the Offer, we will purchase that number of shares of our common stock worth $60 million, as long as this amount is properly tendered and not properly withdrawn by our stockholders. At the minimum price of $3.15 per share in the Offer, we will purchase up to a maximum of 19,047,619 shares, or approximately 31.29% of our outstanding common stock as of October 31, 2008. At the maximum price of $3.40 per share in the Offer, we will purchase up to a maximum of 17,647,058 shares, or approximately 28.99% of our outstanding common stock as of October 31, 2008. See Sections 1 and 2.

•	The Offer is not conditioned on any minimum number of shares being tendered, but is subject to a number of other important conditions described below.

What will be the form of payment of the purchase price?

If your shares are purchased in the Offer, you will be paid the purchase price in cash, less any applicable withholding taxes and without interest, for all your shares that we purchase pursuant to the Offer. We will pay the purchase price promptly after the Offer expires, but under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Sections 1 and 5.

How will Actuate obtain the funds to make the payment?

The aggregate purchase price for the shares purchased in the Offer will be approximately $60 million, which we plan to fund with approximately $30 million from the net proceeds to us from the Credit Facility (as defined below) and approximately $30 million from cash on hand.

If I tender my shares, how many of my shares will Actuate purchase?

All of the shares that you tender in the Offer may not be purchased, even if they are properly tendered at or below the purchase price we select. If more than $60 million worth of shares (valued at the purchase price) are properly tendered at or below the selected purchase price, we will purchase shares from all stockholders who properly tender shares at prices equal to or below the selected price, on a pro rata basis. As a result, we will purchase the same percentage of tendered shares from each stockholder who properly tenders shares at prices equal to or below the selected price, subject to the odd lot procedures described in Section 1 and the conditional tender provisions contained in Section 6. We will announce this proration percentage, if proration is necessary, after the Offer expires.

What is the purpose of the Offer?

•	With the assistance of management, our board of directors has reviewed a variety of alternatives for using our available financial resources. Among other factors, our board of directors considered our existing and anticipated capitalization and financial position, including our outstanding common stock, financial ratios, the market price of our common stock and our operations, strategy and expectations for the future. Our board of directors believes that the Offer is a prudent use of our financial resources and an effective means of providing value to our stockholders.

•	Our board of directors believes that the “modified Dutch auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of our stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations.

•	The Offer, and particularly the preference given to odd lot holders, may reduce the number of holders of our shares and thereby reduce the administrative costs of mailing securities filings and notices to such holders.

•	For a further discussion of the potential benefits and the potential risks and disadvantages of the Offer, see “Risks to Non-tendering Stockholders” and Section 2.

What does the board of directors of Actuate think of the Offer?

Our board of directors has approved the Offer. However, neither we, nor any of our board of directors, executive officers, the Information Agent, Depositary or the Dealer Manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares. We are not making a recommendation as to whether you should tender shares into the Offer because we believe that you should make your own decision based on your views as to the value of Actuate’s shares, our prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. None of our directors and executive officers have advised us that they intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 19,047,619 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.15, the beneficial ownership of our directors and executive officers will increase to approximately 28.04%.

In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders” and Section 11. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

What are the significant conditions to the Offer?

•	The Offer is not conditioned on our stockholders tendering any minimum number of shares.

•	The Offer is subject to a number of conditions, including, among others:

•	That there has been no legal action instituted, threatened in writing, pending or taken that challenges or affects the Offer or materially and adversely affects our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects or otherwise materially impairs the contemplated future conduct of our and our subsidiaries’ business or our ability to exercise full rights of ownership or purchase and hold some or all of the shares purchased in the Offer; and

•	That there has been no change or event discovered or threatened to our business, general affairs, management, financial position, stockholders equity, income, results of operations, condition (financial or otherwise), operations, or prospects or that of our subsidiaries, taken as a whole, or in the ownership of our shares, which in our reasonable judgment is or may be material to us or otherwise makes it inadvisable for us to proceed with the Offer.

•	We may terminate the Offer, if, among other things, following the date of this Offer to Purchase:

•	Another person or entity makes a tender offer for our shares;

•	Another person or entity, to our knowledge and subject to exceptions, acquires or proposes to acquire more than 5% of our shares;

•	Another person or entity files a notification form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire Actuate or any of our shares; or

•	There is a decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange Composite Index or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on November 5, 2008.

•	These and other conditions are described in greater detail in Section 7.

How will the Offer affect the number of shares of common stock outstanding and the number of record holders of Actuate?

•	As of October 31, 2008, we had 60,865,628 issued and outstanding shares of common stock. At the minimum price of $3.15 per share in the Offer, we will purchase a maximum of 19,047,619 shares, or approximately 31.29% of our outstanding stock as of October 31, 2008. At the maximum price of $3.40 per share in the Offer, we will purchase a maximum of 17,647,058 shares, or approximately 28.99% of our outstanding common stock as of October 31, 2008. Based on the foregoing, if the Offer is fully subscribed, we will have between 41,818,009 and 43,218,570 shares outstanding following the purchase of shares tendered in the Offer. See Section 2.

•	To the extent any of our stockholders tender their shares in full and that tender is accepted in full, the number of our record holders could be reduced. See “Risks to Non-tendering Stockholders” and Section 2.

•	Stockholders who do not have their shares purchased in the Offer will likely realize a proportionate increase in their relative ownership interest in Actuate. See Section 2.

Following the Offer, will Actuate continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause Actuate to be delisted from NASDAQ or to cease being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 2.

How long do I have to decide whether to tender my shares in the Offer? Can Actuate extend the Offer past the initial Expiration Date?

•	You may tender your shares until the Offer expires. Currently, the Offer is scheduled to expire at 5:00 p.m., New York City time, on December 5, 2008. If your shares are held by a nominee or broker, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your nominee or broker to find out their deadline.

•	We can extend the Offer past this scheduled Expiration Date in our sole discretion. If we choose to do so, you will be able to tender your shares until 5:00 p.m., New York City time, on the day selected as the new Expiration Date. See Sections 1 and 15.

Can Actuate amend the terms of the Offer?

We reserve the right in our sole discretion to amend the Offer in any respect. See Section 15.

How do I find out if Actuate amends the terms of the Offer or extends the Expiration Date?

We will announce any amendment to the Offer by making a public announcement of the amendment. We will announce any extension of the Offer no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. In the event of an extension, termination or postponement of the Offer, we will also give written or oral notice to the Depositary. See Section 15.

How do I tender my shares?

•	To tender your shares, you must complete one of the procedures described under “Important Procedures” on the inside front cover page of this Offer to Purchase before the Offer expires.

•	You may also contact the Information Agent or your broker for assistance. The contact information for the Information Agent is on the back page of this Offer to Purchase.

•	For a more detailed explanation of the tendering procedures, see Section 3.

Can I tender shares in the Offer held in my Employee Stock Purchase Plan (“ESPP”) account?

If you have previously purchased shares as a participant in our ESPP, then you may tender such shares, subject to the terms of the ESPP. Participants in our ESPP who have not yet purchased shares may not participate in the Offer with respect to such unpurchased ESPP shares.

Can I participate in the Offer if I hold vested stock options to purchase shares?

If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plan and tender the shares received upon such exercise in accordance with the Offer. An exercise of an option cannot be revoked for any reason even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer. See Section 3. If your stock options have vested, you should follow the instructions in “Important Procedures” on the inside front cover of this Offer to Purchase and in Instruction 14 of the Letter of Transmittal. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants, the years left to exercise your options and the provisions for pro rata purchases by us described in Section 1. We strongly encourage you to discuss the Offer with your tax advisor or broker.

How do holders of vested stock options participate in the Offer?

If you hold vested options, you must exercise such options in accordance with the terms of the applicable stock option or compensation plans and tender the shares received upon such exercise in accordance with the Offer. See Instruction 14 of the Letter of Transmittal. You must exercise your vested options at least five business days prior to the Expiration Date (which, unless the Offer is extended, will require you to exercise such options no later than 5:00 p.m., New York City time, on December 1, 2008) in order to provide you with sufficient time to properly tender the shares in the Offer.

Can I participate in the Offer if I hold unvested stock options, stock awards or other restricted equity interests?

Holders of unvested stock options, stock awards or other restricted equity interests may not tender shares or shares represented by such interests.

In what order will Actuate purchase the tendered shares?

If the terms and conditions of the Offer have been satisfied or waived and shares worth in excess of $60 million in the aggregate, as measured at the purchase price, we will purchase the shares in the following order of priority:

•	First, all shares owned in “odd lots” that have been properly tendered at or below the purchase price;

•	Second, after purchase of all of the foregoing shares, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis, if necessary; and

•	Third, if necessary to permit us to purchase $60 million worth of shares, such shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares). See Section 1.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

No. If you properly tender, and do not properly withdraw, your shares at or below the purchase price according to the procedures specified for holders of “odd lots,” we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

Can I tender shares in the Offer subject to the condition that a specified minimum number of my shares must be purchased in the Offer?

Yes, you may tender your shares subject to this condition by following the procedures set forth in Section 6.

How and when will I be paid?

•	If your shares are purchased in the Offer, you will be paid the purchase price less all tax withholdings, in cash, without interest, promptly after the Expiration Date and the acceptance of the shares for payment. There may be tax consequences to receiving this payment. See Sections 3 and 15.

•	We will pay for the shares accepted for payment by depositing the aggregate purchase price with the Depositary promptly after the Expiration Date. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment. See Section 5.

Once I have tendered my shares in the Offer, can I withdraw my tender?

•	You can withdraw your previously tendered shares at any time before the Offer expires, which is initially 5:00 p.m., New York City time, on December 5, 2008.

•	In addition, after the Offer expires, unless we have already accepted your tendered shares for payment, you may withdraw your shares at any time after 12:01 a.m., New York City time, on January 6, 2009. See Section 4.

How do I withdraw previously tendered shares?

To withdraw your previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you have tendered by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct such bank, broker, dealer, trust company or other nominee to arrange for withdrawal of your shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary, if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3, or if you are exercising options to tender shares. See Section 4.

Do the directors or executive officers of Actuate intend to tender their shares in the Offer?

None of our directors and executive officers have advised us that they intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 19,047,619 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.15 in the Offer, the beneficial ownership of our directors and executive officers will increase to approximately 28.04%. In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders” and Section 11.

What are the United States federal tax consequences if I tender my shares to Actuate?

•	Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. See Section 14. We urge you to consult your tax advisor as to the tax consequences of participating or not participating in the Offer.

What is the market value of my shares as of a recent date?

•	On October 31, 2008, the last full trading day before we announced the Offer, the closing per share price of our common stock on NASDAQ was $2.85.

•	On November 4, 2008, the last full trading day before we commenced the Offer, the closing per share price of our common stock on NASDAQ was $3.17.

•	We urge you to obtain a current market quotation for your shares before deciding whether and, if so, at what purchase price or prices, to tender your shares. See Section 8.

Will I have to pay brokerage commissions or stock transfer taxes if I tender my shares to Actuate?

•	If you are a registered stockholder and tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares. See Section 5.

•	If you instruct the Depositary in the Letter of Transmittal to make payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom can I talk to if I have questions about the Offer?

•	Our Information Agent can help answer your questions. The Information Agent is D.F. King & Co., Inc. You may also contact Peter Rosenthal at Jefferies & Company, Inc., the Dealer Manager for the Offer (the “Dealer-Manager”). Contact information for the Information Agent and the Dealer Manager appears on the back page of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains a number of forward-looking statements, including, among others, statements dealing with the Offer, the date on which we will announce the final proration factor or pay for tendered shares, the repurchase of additional shares in the future, the fees and expenses we will incur in connection with the Offer, the listing and tradability of our stock after the Offer is completed and the continued treatment of our shares as margin securities. These forward-looking statements are based on current management expectations and are subject to substantial risks and uncertainties (many of which are beyond our control) which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. When used herein or in such statements, the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “should” or the negative thereof and similar expressions as they relate to Actuate or its management are intended to identify such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the Offer or other matters addressed in this Offer to Purchase and attributable to us or any person acting on our behalf are qualified by these cautionary statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this Offer to Purchase except as required by law.

RISKS TO TENDERING STOCKHOLDERS

There is no guarantee that your decision of whether to tender your Shares will put you in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its shares in the future following the completion of the Offer. If you choose to tender your shares in the Offer, certain future events may cause an increase in our stock price and may result in a lower value realized now than you might realize in the future had you not agreed to tender your shares. Similarly, if you do not tender your shares, you will continue to bear the risk of ownership of your shares after the closing of the Offer, and there can be no assurance that you can sell your shares in the future at a higher price than the purchase price. We urge you to consult your financial advisor and/or tax advisor as to the consequences of participating or not participating in the Offer.

RISKS TO NON-TENDERING STOCKHOLDERS

The Offer presents potential risks and disadvantages to our company and our continuing stockholders. In addition to the risk factors disclosed in our annual report on Form 10-K, as supplemented by our quarterly reports on Form 10-Q, which we incorporate into this Offer to Purchase by reference, you should consider the following risks before deciding whether to tender your shares in this Offer.

Our directors and executive officers do not intend to tender any shares owned by them in the Offer, and as a result, their ownership percentage will likely increase.

Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 19,047,619 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.15 in the Offer, the beneficial ownership of our directors and executive officers will increase to approximately 28.04%. In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 11.

After the completion of the Offer, our common stock will have a smaller public float, which could result in reduced liquidity for our common stock and greater volatility in the market price of our common stock.

As of October 31, 2008, approximately 39,018,987 shares of our common stock were held by non-affiliated stockholders. Assuming the Offer is fully subscribed, we will have between approximately 41,818,009 and

43,218,570 shares outstanding after the expiration of the Offer, based on the minimum price per share of $3.15 and the maximum price per share of $3.40, respectively. Historically, the common stock of a company with a smaller public float has been less liquid than the common stock of a company with broader public ownership, and the trading prices for the common stock of a company with a smaller public float may be more volatile than generally may be the case for more widely held common stock. Among other things, a decreased trading volume of our common stock may have a greater impact on the trading price of our common stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future. Expected future open market purchases, if authorized, would further reduce our public float.

Future sales of shares of our common stock not purchased by us in this Offer may be made on terms more favorable than the Offer.

Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in us as a result of a partial tender of shares or proration will continue to be owners of our common stock. As a result, if we complete the Offer, those stockholders will likely realize a proportionate increase in their relative equity interest in us. Stockholders may be able to sell non-tendered shares in the future on the open market, or otherwise, at a net price significantly higher than the purchase price in the Offer. We can give no assurance as to the price at which a stockholder may be able to sell its shares in the future.

We may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise. Any additional purchases may be on the same terms or on terms that are more favorable or less favorable to stockholders than the terms of the Offer. However, Rule 13e-4 under the Exchange Act, generally prohibits us and our affiliates from purchasing any shares, other than through the Offer, until at least 10 business days after the expiration or termination of the Offer.

After completion of the Offer, the Company will have substantially increased its debt, subjecting the Company to various limitations and risks of default, including the possible foreclosure on the Company’s assets.

Effective November 3, 2008, we entered into a Credit Agreement (as defined below) with Wells Fargo Foothill LLC. Subject to the terms and conditions of the Credit Agreement, the Credit Agreement provides the Company with a revolving credit facility of up to $50 million, secured by the assets of the Company. The Company intends to use the principal borrowed thereunder to finance the Offer (approximately $30 million of the aggregate purchase price of $60 million for the Offer) and for general corporate purposes. The Credit Agreement and resulting increase in our debt load could require us, among other things, to defer capital expenditures, impose on us additional financial and operational restrictions, and expose us to increased interest rate risk. Moreover, in the event of default, the lenders may seek to foreclose on the assets of the Company.

INTRODUCTION

To the Holders of Common Stock of Actuate Corporation:

Actuate Corporation, a Delaware corporation, invites its stockholders to tender up to $60 million worth of shares of our common stock, par value $0.001 per share, for purchase by Actuate at prices not less than $3.15 nor greater than $3.40 per share in cash, without interest, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

We plan to fund the Offer with $60 million of cash, of which approximately $30 million will be from the net proceeds to us from the Credit Facility (as defined below) and of which approximately $30 million will be from cash on hand. We will select the lowest price specified by tendering stockholders that will enable us to buy $60 million worth of shares. If less than $60 million worth of shares are properly tendered and not properly withdrawn, as measured at the purchase price, we will purchase all shares that were properly tendered and not properly withdrawn at the highest price at which the shares were tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures

We reserve the right, in our sole discretion, to purchase more than $60 million worth of our shares in the Offer by amending the terms of the Offer to reflect this change in the manner set forth in Section 15.

We will purchase only those shares properly tendered at prices at or below the purchase price, and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are properly tendered and not properly withdrawn. We will return shares tendered at prices in excess of the purchase price and shares we do not purchase because of the “odd lot” priority, proration or conditional tenders promptly following the expiration of the Offer.

Tendering stockholders whose shares are registered in their own names and who properly tender their shares directly to the Depositary, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by us in the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned on a minimum number of shares being tendered. The Offer, however, is subject to other important conditions; see Sections 7 and 9.

Our board of directors has approved the Offer. However, neither we, nor any of our board of directors, executive officers, the Information Agent, Depositary or the Dealer Manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares. We are not making a recommendation as to whether you should tender shares into the Offer because we believe that you should make your own decision based on your views as to the value of Actuate’s shares, our prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. Each of our directors and executive officers has advised us that they do not intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 19,047,619 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.15 in the Offer, the beneficial ownership of our directors and executive officers will increase to approximately 28.04%. See “Risks to Non-tendering Stockholders” and Section 11. In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders” and Section 11. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

As of October 31, 2008, there were approximately 60,865,628 shares issued and outstanding. At the minimum price of $3.15 per share in the Offer, we will purchase a maximum of 19,047,619 shares, or approximately 31.29% of our outstanding common stock as of October 31, 2008. At the maximum price of $3.40 per share in the Offer, we will purchase a maximum of 17,647,058 shares, or approximately 28.99% of our outstanding common stock as of October 31, 2008. Based on the foregoing, if the Offer is fully subscribed, we will have between 41,818,009 and 43,218,570 shares outstanding following the purchase of shares tendered in the Offer. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the Offer. See Section 2.

Our common stock is listed and traded on NASDAQ under the symbol “ACTU.” On October 31, 2008, the last full trading day before we announced the Offer, the closing price per share of common stock on NASDAQ was $2.85. On November 4, 2008, the last full trading day before we commenced the Offer, the closing per share price of our common stock on NASDAQ was $3.17. You are urged to obtain current market quotations for our common stock before deciding whether and, if so, at what purchase price or purchase prices, to tender your shares. See Section 8.

This Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision regarding the Offer.

THE TENDER OFFER

1.	Number of Shares; Proration; Odd Lots

On the terms and subject to the conditions of the Offer, we will accept for payment and thereby purchase shares of our common stock, worth $60 million in the aggregate or such lesser dollar amount of shares as are properly tendered on or before the Expiration Date and not properly withdrawn in accordance with Section 4, at a cash price not less than $3.15 nor greater than $3.40 per share, without interest.

We, in our sole discretion may extend the period of time during which the Offer will remain open. If extended by us, the “Expiration Date” will refer to the latest date and time at which the Offer, as extended, will expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer.

We reserve the right, in our sole discretion, to purchase more than $60 million worth of shares in the Offer by amending the terms of the Offer to reflect this change in the manner set forth in Section 15.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not less than $3.15 per share nor greater than $3.40 per share, at which they are willing to sell their shares. Prices may be specified in increments of $0.05 per share. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price selected by us for shares properly tendered in the Offer. Shares tendered without a specified price will be treated the same as shares tendered at the minimum price of $3.15 and could result in the tendering stockholder receiving a price per share as low as $3.15.

Promptly following the Expiration Date, we will select the lowest price specified by tendering stockholders that will enable us to buy $60 million worth of shares. If less than $60 million worth of shares are properly tendered and not properly withdrawn, as measured at the purchase price, we will purchase all shares that were properly tendered and not properly withdrawn, at the highest price at which the shares were tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures.

Shares properly tendered at or below that purchase price and not properly withdrawn will be purchased at the selected purchase price upon the terms and conditions of the Offer, including the proration and conditional tender provisions described below. If the value of the shares properly tendered at or below the selected price is in excess of $60 million, as measured at such selected price, we will purchase shares at the selected price on a pro rata basis (subject to the “odd lot” priority described in Section 1 and the considerations for conditional tenders described in Section 6) from all stockholders who properly tendered shares at or below the selected price, with appropriate adjustments to avoid purchases of fractional shares. See Section 5 for a more detailed description of our purchase of and payment for properly tendered shares.

All shares we purchase will be purchased at the same price, even if you have specified a lower price. However, we will not purchase any shares tendered at a price above the purchase price we select using the procedures described above.

All shares properly tendered and not purchased, including shares tendered at prices above the purchase price we select and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to you at our expense promptly following the Expiration Date. In addition, you can tender different portions of your shares at different prices by completing separate letters of transmittal for each price at which you wish to tender shares.

If we:

•	Increase or decrease the price to be paid for shares; or

•	Increase or decrease the amount of shares being sought; or

•	Materially change the soliciting fees to be paid to our Dealer Manager,

then the Offer must remain open, or will be extended until at least ten business days from, and including, the date that notice of such change is first published, sent or given in the manner specified in Section 15. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

We also expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7, “Conditions of the Offer,” shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. See Section 15.

In calculating the number of shares to be accepted for payment and the purchase price pursuant to the procedures described in this Offer to Purchase, we will add to the total number of shares tendered at the minimum price of $3.15 the number of shares tendered by stockholders who have indicated, in the appropriate box in the Letter of Transmittal, that they are willing to accept the price determined in the Offer. Accordingly, shares tendered at the price determined in the Offer will be treated the same as shares tendered at the purchase price selected by us in accordance with Section 1. However, as discussed above, shares properly tendered and accepted for purchase will all be purchased at the same price, even if the purchase price we select is higher than the price at which the shares were tendered.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer, however, is subject to other important conditions; see Section 7 and 9.

Priority of Purchase.  Upon the terms and subject to the conditions of the Offer, if shares with an aggregate purchase price of less than $60 million, as measured at the selected price, are properly tendered at or below the maximum price of $3.40 per share, we will purchase all shares that are properly tendered and not properly withdrawn.

If the terms and conditions of the Offer have been satisfied or waived and stockholders have properly tendered and not properly withdrawn shares worth in excess of $60 million in the aggregate, as measured at the selected price, on or prior to the Expiration Date, subject to the conditional tender procedures described in Section 6, we will purchase shares in the following order of priority:

•	First, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who properly tenders all of such shares at or below the purchase price (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	Second, after purchase of all of the foregoing shares, all other shares (other than conditionally tendered shares for which the condition was not satisfied) properly tendered at or below the purchase price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•	Third, if necessary to permit us to purchase $60 million worth of shares, shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not less than $3.15, nor greater than $3.40 per share, at which they are willing to sell their shares to us in the Offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering stockholder receiving a price per share as low as $3.15. As promptly as practicable following the Expiration Date, we will, in our sole discretion, determine the purchase price that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest price specified by tendering stockholders that will enable us to buy $60 million worth of shares. If less than $60 million worth of shares are properly tendered and not properly withdrawn, as measured at the purchase price, we will purchase all shares that were properly tendered and not properly withdrawn, at the highest price at which the shares were tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures.

Proration.  In the event of an over-subscription from the stockholders in the Offer, shares tendered at or below the purchase price will be subject to proration, except for “odd lots,” which are described below. We will determine the final proration factor as promptly as practicable after the Expiration Date. Subject to the conditional tender procedures described in Section 6, proration for each stockholder tendering shares at or below the purchase price will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder at or below the purchase price selected by us to the total number of shares tendered by all stockholders at or below the purchase price selected by us. This ratio will be applied to stockholders tendering shares at or below the purchase price to determine the number of shares that will be purchased from such tendering stockholders in the Offer.

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 3, and because of the conditional tender procedures described in Section 6, we may not be able to announce the final proration percentage or commence payment for any shares purchased under the Offer immediately following the expiration of the Offer. In such cases, it could be seven to ten business days after the Expiration Date before we are able to commence payment for the tendered shares. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

As described in Section 14, the number of shares that we will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder and, therefore, may be relevant to a stockholder’s decision whether to tender shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate (by certificate) the order of priority in which such stockholder wishes the shares it tenders to be purchased in the event of proration. In addition, stockholders may choose to submit a “conditional tender” under the procedures discussed in Section 6 in order to structure their tender for federal income tax reasons.

We will mail this Offer to Purchase and the related Letter of Transmittal to record holders of shares as of October 31, 2008 and will furnish them to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Odd Lots.  The term “odd lots” means all shares tendered at prices at or below the purchase price by a stockholder who owns beneficially or of record a total of fewer than 100 shares (such stockholder, an “odd lot holder”) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for the priority preference for odd lots, an odd lot holder must tender all shares owned in accordance with the procedures described in Section 3, “Procedures for Tendering Shares.” Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By properly tendering shares in the Offer, an odd lot holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any odd lot holder wishing to tender all shares held pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the notice of guaranteed delivery.

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals.

Purpose of the Offer

Our board of directors has decided to conduct a “modified Dutch auction” tender offer at a price range of $3.15 to $3.40 for the shares after reviewing a variety of alternatives for using our available financial resources with the assistance of management. Our board of directors considered our existing and anticipated capitalization and financial position, including our outstanding common stock, financial ratios, the market price of our common stock and our operations, strategy and expectations for the future. Our board of directors believes that the Offer is a prudent use of our financial resources and an effective means of providing value to our stockholders.

We believe that the Offer represents a prudent use of our financial resources in light of our business profile, assets, current indebtedness, debt capacity and the current market price for our common stock. The primary purpose of the Offer is to provide our stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations. Furthermore, the Offer, and particularly the preference given to odd lot holders, may reduce the number of holders of our shares and thereby reduce the administrative costs of mailing securities filings and notices to such holders.

After the Offer is completed, we believe that our anticipated cash flow from operations, our access to credit facilities and capital markets and our financial condition will be adequate for our needs. However, actual experience may differ significantly from our expectations. See “Forward Looking Statements.” In considering the Offer, our management and our board of directors took into account the expected financial impact of the Offer and other transactions.

Our board of directors has approved the Offer. However, neither we, nor any of our board of directors, executive officers, the Information Agent, Depositary or the Dealer Manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares. We are not making a recommendation as to whether you should tender shares into the Offer because we believe that you should make your own decision based on your views as to the value of Actuate’s shares, our prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. None of our directors and executive officers have advised us that they intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 19,047,619 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.15, the beneficial ownership of our directors and executive officers will increase to approximately 28.04%. In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders” and Section 11. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

Certain Effects of the Offer

The Offer presents potential risks and disadvantages to us and our continuing stockholders. This will reduce our “public float,” which is the number of shares that are owned by non-affiliate stockholders and available for trading in the securities markets. This may result in lower stock prices or reduced liquidity in the trading market for our shares in the future as well as increased volatility of our share price. See Section 11. Future open market purchases, if authorized, would further reduce our public float.

Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in Actuate as a result of a partial tender of shares or a proration will continue to be owners of Actuate. As a result, those stockholders will likely realize a proportionate increase in their relative equity interest in Actuate and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. These risks include our reduced public float. See “Risks to Non-tendering Stockholders.”

We can give no assurance that we will not issue additional shares or equity interests in the future. Stockholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price which may be significantly higher than the purchase price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by us in the Offer.

None of our directors and executive officers have advised us that they intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 19,047,619 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.15 in the Offer, the beneficial ownership of our directors and executive officers will increase to approximately 28.04%. In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders” and Section 11.

We may in the future purchase additional shares in the open market subject to market conditions. We may also purchase shares in private transactions, tender offers or otherwise. Any of these purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4(f)(6) under the Exchange Act, generally prohibits us and our affiliates from purchasing any shares, other than through the Offer, until at least 10 business days after the expiration or termination of the Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act. Any possible future purchases by us will depend on many factors, including the market price of the shares, the results of the Offer, our business and financial position and general economic and market conditions.

Shares acquired pursuant to the Offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further stockholder action except as required by applicable law or the rules of NASDAQ or any securities exchange on which the shares are then listed, for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans for issuance of the shares purchased in the Offer.

Other Plans or Proposals.

Except as described in this Offer to Purchase, we currently have no plans or proposals that relate to or would result in:

•	An extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	A purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets that would be material to us and our subsidiaries, taken as a whole;

•	Any change in our present board of directors or executive officers;

•	Any other material change in our corporate structure or business;

•	A class of our equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system of a registered national securities association;

•	A class of our equity securities becoming eligible for termination of registration under the Exchange Act;

•	The suspension of our obligation to file reports under the Exchange Act;

•	The acquisition by any person of additional securities of ours or the disposition of our securities; or

•	Any changes in our charter, bylaws or other governing instruments or other acquisitions that could impede acquisition or control of us.

Although we do not currently have any plans that relate to or would result in any of the events discussed above, we continue to evaluate opportunities for increasing stockholder value and we may undertake or plan actions that relate to or could result in one or more of these events.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.  For shares to be properly tendered, EITHER (1) OR (2) below must happen:

(1) The Depositary must receive all of the following before 5:00 p.m., New York City time, on the Expiration Date at the Depositary’s address on the back page of this Offer to Purchase:

•	Either (a) the certificates for the shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a confirmation of receipt of the shares; and

•	Either (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type we describe below; and

•	Any other documents required by the Letter of Transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

In accordance with Instruction 5 of the Letter of Transmittal, if you want to tender your shares you must properly complete the pricing section of the Letter of Transmittal, which is called “Price at Which You Are Tendering.” A tender of shares will be proper if, and only if, this pricing section is properly completed.

•	If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section of the Letter of Transmittal below the caption “Shares Tendered at a Price Determined Pursuant to the Offer.” This means that you will accept the purchase price selected by us in accordance with the terms of the Offer, and your tendered shares will be treated the same as shares tendered at the price per share selected by us in accordance with Section 1. Note that this election could result in your shares being purchased at the minimum price of $3.15 per share.

•	If you wish to indicate a specific price (in multiples of $0.05 per share) at which your shares are being tendered, you must check ONE box in the section of the Letter of Transmittal below the caption “Shares Tendered at a Price Determined by You.” You should be aware that this election could mean that none of your shares will be purchased if you choose a price that is higher than the purchase price we eventually select after the Expiration Date.

If you want to tender portions of your shares at different prices you must complete a separate Letter of Transmittal for each portion of your shares that you want to tender at a different price. However, the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, one and only one price box must be checked in the “Price at Which You Are Tendering” section on each Letter of Transmittal.

Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

If you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

Endorsements and Signature Guarantees.  Depending on how your shares are registered and to whom you want deliveries made, you may need to have your certificates endorsed and the signatures on the Letter of Transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

•	The Letter of Transmittal is signed by the registered holder of the shares tendered (which, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder, unless the holder has completed the box captioned “Special Delivery Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act, each such entity, referred to as an “eligible guarantor institution.”

See Instruction 1 of the Letter of Transmittal.

If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal or you are completing the box captioned “Special Delivery Instructions” in the Letter of Transmittal, then:

•	Your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates; and

•	The signature on (1) the Letter of Transmittal, and (2) on your endorsed certificates or stock power must be guaranteed by an eligible guarantor institution.

Method of Delivery.  Payment for shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of all of the following:

•	Certificates for those shares or a timely confirmation of the book-entry transfer of those shares into the Depositary’s account at the book-entry transfer facility as described below;

•	One of (a) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile of it, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

•	Any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including share certificates, the Letter of Transmittal and any other required documents, is at your election and risk. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to insure timely delivery.

All deliveries made in connection with the Offer, including a Letter of Transmittal and certificates for shares, must be made to the Depositary and not to us, the Dealer Manager, the Information Agent or the book-entry transfer facility. Any documents delivered to us, the Dealer Manager, the Information Agent or the book-entry transfer facility will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

Book-Entry Delivery.  The Depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing that facility to transfer those shares into the Depositary’s account in accordance with that facility’s procedure for the transfer. Even if delivery of shares is made through book-entry transfer into the Depositary’s account at the book-entry transfer facility, EITHER (1) OR (2) below must occur:

(1) The Depositary must receive all of the following before 5:00 p.m., New York City time, on the Expiration Date at the Depositary’s address on the back page of this Offer to Purchase:

•	One of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

•	Any other documents required by the Letter of Transmittal; or

(2) The guaranteed delivery procedure described below must be followed.

Delivery of the Letter of Transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against them.

Guaranteed Delivery.  If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Depositary on or before the Expiration Date, you can still tender your shares, if all of the following conditions are satisfied:

•	The tender is made by or through an eligible guarantor institution;

•	The Depositary receives by mail, overnight courier or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this Offer to Purchase, specifying the price at which shares are being tendered, including (where required) signature guarantees by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	All of the following are received by the Depositary within three NASDAQ trading days after the date of receipt by the Depositary of the notice of guaranteed delivery, either:

•	the certificates representing the shares being tendered together with (a) a Letter of Transmittal, or a facsimile thereof, relating thereto that has been properly completed and duly executed and includes all signature guarantees required thereon and (b) all other required documents; or

•	in the case of any book-entry transfer of the shares being tendered that is effected in accordance with the book-entry transfer procedures we describe above under “Book-Entry Delivery”: (a) a Letter of Transmittal or a facsimile thereof, relating thereto that has been properly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, (b) a book-entry confirmation relating to that transfer, and (c) all other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine, in our sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular shares or any particular stockholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. None of we, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in any tender, or incur any liability for failure to give any such notice. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 under the Exchange Act for a person, acting alone or in concert with others, directly or indirectly, to tender shares for that person’s own account unless, at the Expiration Date, the person so tendering:

•	within the meaning of Rule 14e-4, has a “net long position” equal to or greater than the amount tendered in our shares or in securities immediately convertible into, or exchangeable or exercisable for, our shares and will deliver or cause to be delivered the shares within the period specified in the Offer; or

•	in the case of securities immediately convertible into, or exchangeable or exercisable for our shares, acquires shares by conversion, exchange or exercise of such securities, and, to the extent required by the terms of the Offer, delivers or causes to be delivered the shares within the period specified by the Offer.

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered; and

•	the tender of shares complies with Rule 14e-4.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Our acceptance for payment of shares tendered under the Offer will constitute a binding agreement between you and us upon the terms and conditions of the Offer described in this and related documents.

Return of Unpurchased Shares.  If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility. In each case, shares will be returned or credited without expense to the stockholder.

Procedure for Stock Options.  We are not offering, as part of the Offer, to purchase any stock options outstanding and tenders of stock options will not be accepted. Holders of stock options who wish to participate in the Offer may exercise their stock options and purchase shares, and then tender the shares under the Offer, provided that any exercise of a stock option and tender of shares is in accordance with applicable law and the terms of the applicable plan and option agreements. In no event are any stock options to be delivered to the Depositary in connection with a tender of shares hereunder. An exercise of a stock option cannot be revoked even if all or a portion of the shares received upon the exercise or conversion and tendered in the Offer are not purchased in the Offer for any reason.

U.S. Federal Income Tax Withholding.  To prevent backup U.S. federal income tax withholding equal to 28% of the gross payments payable pursuant to the Offer, each non-corporate stockholder who is not a foreign stockholder (as defined below) and who does not otherwise establish an exemption from backup withholding must notify the Depositary of the stockholder’s correct taxpayer identification number (employer identification number or social security number), and provide certain other information by completing, under penalties of perjury, the Substitute Form W-9 included in the Letter of Transmittal. Failure to timely provide the correct taxpayer identification number on Substitute Form W-9 may subject the stockholder to a $50 penalty imposed by the Internal Revenue Service (“IRS”). Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to backup withholding requirements. In order for a foreign stockholder to qualify as a recipient exempt from backup withholding, that stockholder must submit a statement (generally, an IRS Form W-8-BEN or other applicable Form W-8), signed under penalties of perjury, attesting to that stockholder’s exempt status. Backup withholding will not apply to amounts subject to the 30% or treaty-reduced rate of withholding as described below.

If a partnership (including for this purpose an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership, and partners in such partnership, should consult their own tax advisors.

ANY TENDERING STOCKHOLDER WHO IS NOT A FOREIGN STOCKHOLDER OR OTHER PAYEE THAT FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL OR APPLICABLE FORM W-8 MAY BE SUBJECT TO REQUIRED U.S. BACKUP WITHHOLDING AT A RATE EQUAL TO 28% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

Gross proceeds payable pursuant to the Offer to a foreign stockholder or a foreign stockholder’s agent will be subject to U.S. federal withholding tax of 30%, unless the Depositary determines that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder generally is a stockholder that is not a U.S. Holder (as defined in Section 14).

A foreign stockholder may be eligible to obtain a refund of all or a portion of any U.S. federal tax amount withheld if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 or if the stockholder is entitled to a reduced or zero rate of withholding pursuant to any applicable income tax treaty and the a higher rate was withheld. In order to obtain a reduced or zero rate of withholding pursuant to an applicable income tax treaty, a foreign stockholder must deliver to the Depositary before any payment is made to the stockholder, a properly completed and executed IRS Form W-8BEN (or other applicable W-8) claiming such an exemption or reduction. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8ECI claiming such exemption or reduction. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign stockholders are urged to consult their own tax advisors regarding the application of U.S. federal withholding tax, including eligibility for a withholding tax reduction or exemption and the refund procedure.

For a discussion of certain United States federal income tax consequences generally applicable to tendering stockholders. See Section 14.

Lost or Destroyed Certificates.  If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact the Depositary at 800-254-5196 (toll-free), for instructions on how to obtain an affidavit of loss. The affidavit of loss will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact the Depositary immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

4.	Withdrawal Rights.

Shares tendered in the Offer may be withdrawn at any time on or before the Expiration Date and, unless we have already accepted your shares for payment after the Offer expires, may also be withdrawn any time after 12:01 a.m., New York City time, on January 6, 2009. Except as otherwise provided in this Section 4, tenders of shares pursuant to the Offer are irrevocable.

For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of those certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution).

If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.

We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination shall be final and binding on all parties. None of we, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give any notice of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notice.

Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer unless the withdrawn shares are properly re-tendered on or before the Expiration Date by following any of the procedures described in Section 3.

If we extend the Offer, or if we are delayed in our purchase of shares or are unable to purchase shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain on our behalf all tendered shares, and those shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, we will:

•	Determine the purchase price that we will pay for shares properly tendered and not properly withdrawn under the Offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders; and

•	Accept for payment and pay for, and thereby purchase, shares properly tendered at or below the purchase price and not properly withdrawn.

For purposes of the Offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the Offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will purchase and pay a single per share purchase price for shares accepted for payment under the Offer. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	Certificates for shares or a timely confirmation of a book-entry transfer of those shares into the Depositary’s account at the book-entry transfer facility;

•	A properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an agent’s message in the case of a book-entry transfer; and

•	Any other documents required by the Letter of Transmittal.

We will pay for the shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any such proration immediately following expiration of the Offer. In such cases it could be seven to ten business days after the Expiration Date before we are able to commence payment for such tendered shares.

Under no circumstances will we pay interest on the purchase price, regardless of any delay in making payment.  In addition, if specified events occur, we may not be obligated to purchase shares in the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased in the Offer. If, however:

•	Payment of the purchase price is to be made to, or, in the circumstances permitted by the Offer, if unpurchased shares are to be registered in the name of, any person other than the registered holder; or

•	If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to that person will be deducted from the purchase price unless evidence satisfactory to us of the payment of taxes or exemption from payment of taxes is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering stockholder who is not a foreign stockholder or other payee that fails to complete fully and sign the substitute form W-9 included in the Letter of Transmittal or applicable form W-8 may be subject to required U.S. backup withholding at a rate equal to 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer. See Section 3. Also see Section 3 regarding federal income tax consequences for foreign stockholders.

6.	Conditional Tender of Shares.

Under certain circumstances, we may prorate the number of shares purchased in the Offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available so that a stockholder may seek to structure our purchase of shares in the Offer from the stockholder in a manner that the transaction would be treated as a sale of the shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal or notice of guaranteed delivery must be purchased if any shares tendered are purchased. We urge each stockholder to consult with his or her own tax advisor.

If you wish to make a conditional tender you must indicate this in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the notice of guaranteed delivery. In the appropriate box in the Letter of Transmittal or the notice of guaranteed delivery, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Offer expires, if more than $60 million worth of shares are properly tendered at or below the purchase price and not properly withdrawn and we must prorate our acceptance of and payment for such tendered shares, we will calculate a preliminary proration percentage based upon all such shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered at or below the purchase price, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of such remaining tendered shares and the number that we would purchase would be below $60 million worth of shares, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase $60 million worth of shares. In selecting these conditional tenders, we will select by random lot, treating all tenders by a particular stockholder as a single lot, and will select only from stockholders who tendered all of their shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or notice of guaranteed delivery regarded as withdrawn as a result of proration and not eventually purchased will be returned promptly after the Expiration Date without any expense to the stockholder.

7.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after the Expiration Date and prior to the time of payment for any shares (whether or not any shares have theretofore been accepted for payment, purchased or paid for under the Offer) any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the shares in the Offer:

1. There shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which:

(a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of shares under the Offer, or is otherwise related in any manner to, or otherwise affects, the Offer; or

(b) could, in our reasonable judgment, materially affect the business, general affairs, management, financial position, stockholders equity, income, results of operations, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business and that of our subsidiaries, taken as a whole, or materially impair the Offer’s contemplated benefits to us;

2. There shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (1) above;

3. The declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

4. Any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

5. The commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

6. Any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might materially affect, the extension of credit by banks or other lending institutions in the United States;

7. Legislation amending the Internal Revenue Code of 1986, as amended (the “Code”) has been passed by either the U.S. House of Representatives or the U.S. Senate or becomes pending before the U.S. House of Representatives or the U.S. Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

8. Any change or event occurs, is discovered, or is threatened relating to our business, general affairs, management, financial position, stockholders equity, income, results of operations, condition (financial or otherwise), income, operations, or prospects or that of our subsidiaries, taken as a whole, or in ownership of our shares, which in our reasonable judgment is or may be material to us or otherwise makes it inadvisable for us to proceed with the Offer;

9. In the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof;

10. Any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange Composite Index or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on November 4, 2008;

11. A tender or exchange offer with respect to some or all of our outstanding shares, other than the Offer, or a merger or acquisition proposal for us, is proposed, announced or made by another person or is publicly disclosed, or we learn that any person or “group,” within the meaning of Section 13(d)(3) under the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, or any new group is formed that beneficially owns more than 5% of our outstanding shares (in each case, other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the Securities and Exchange Commission before October 31, 2008 or in any subsequent Schedule 13G filed with the Securities and Exchange Commission);

12. Any person or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire us or any of our shares; or

13. We determine that the completion of the Offer and the purchase of the shares may cause our common stock to be delisted from NASDAQ or to be subject to deregistration under the Exchange Act.

The conditions listed above are for our sole benefit and we may assert those conditions regardless of the circumstances (including our action or inaction) that give rise to the conditions and we may, in our sole discretion, waive any of the conditions listed above, in whole or in part, on or before the Expiration Date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted by us at any time prior to the expiration of the Offer. Any determination or judgment by Actuate concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares; Dividends;

Our shares are listed and principally traded on NASDAQ under the symbol “ACTU.” The high and low sales prices per share on NASDAQ as compiled from published financial sources for the periods indicated are listed below:

	High	Low

Fourth Quarter of Fiscal 2006	$5.95	$4.50
First Quarter of Fiscal 2007	$5.80	$4.89
Second Quarter of Fiscal 2007	$6.79	$5.28
Third Quarter of Fiscal 2007	$7.09	$5.92
Fourth Quarter of Fiscal 2007	$8.79	$6.51
First Quarter of Fiscal 2008	$7.81	$3.93
Second Quarter of Fiscal 2008	$5.00	$3.88
Third Quarter of Fiscal 2008	$4.56	$3.39

According to the records of our transfer agent, as of September 30, 2008, Actuate had 103 stockholders of record (which number does not include the number of stockholders whose shares are held by a brokerage house or clearing agency, but does include, as one record holder each such brokerage house or clearing agency). We believe we had approximately 10,300 beneficial owners of our common stock. On October 31, 2008, the closing price of our common stock was $2.84 per share. We urge stockholders to obtain current quotations of the market price of the shares.

Dividends.  We have not paid cash dividends since our inception. We currently do not anticipate paying cash dividends in the foreseeable future.

9.	Source and Amount of Funds.

Amount.  The aggregate purchase price will be approximately $60 million, unless the Offer is undersubscribed. Our offer to purchase the stock properly tendered and not properly withdrawn is subject to the conditions set forth in Section 7.

Funding.  We plan to fund the Offer with $60 million of cash, of which approximately $30 million will be from the net proceeds to us from the Credit Facility (as defined below) and of which approximately $30 million will be from cash on hand.

Effective November 3, 2008, we entered into a Credit Agreement (the “Credit Agreement”) by and between the Company, as borrower, the lenders party thereto, and Wells Fargo Foothill, LLC, as arranger and administrative agent. Subject to the terms and conditions of the Credit Agreement, the Credit Agreement provides the Company with a revolving credit facility of up to $50 million (the “Credit Facility”), secured by the assets of the Company. The Company intends to use the principal borrowed thereunder to finance the Offer (approximately $30 million of the aggregate purchase price of $60 million for the Offer) and for general corporate purposes) and for general corporate purposes. The interest rate of the Credit Facility is a variable rate equal to a margin above either the London Inter-Bank Offer Rate (LIBOR), the Federal Funds Rate or the Wells Fargo Bank prime rate. The Credit Agreement contains representations, warrants and affirmative and negative covenants customary for credit facilities of this nature, including sufficiency of insurance coverage, limitations on future indebtedness, restrictions on fundamental corporate changes, restriction on dividends, limitations on use of proceeds, maintenance of minimum EBITDA and limitations on capital expenditures. It is anticipated that the amounts borrowed and payable under the Credit Agreement will be repaid from funds generated internally by the Company.

A copy of the Credit Agreement is filed as Exhibit H to our tender offer statement on Schedule TO.

10.	Information About Us.

General.  Actuate was incorporated in November 1993 in the State of California and reincorporated in the State of Delaware in July 1998. We are the leader in delivering RIA Without Limitstm. Actuate’s portfolio of products enable organizations to develop applications that optimize corporate performance. Reporting applications built on Actuate 9 open source-based platform provide all stakeholders inside and outside the firewall, including employees, customers, and partners with information that they can access and understand to maximize revenue, cut costs, improve customer satisfaction, streamline operations, create competitive advantage and make better decisions. Our goal is to ensure that all users can adopt decision-making information into their day-to-day activities, opening up new avenues for improving corporate performance.

In January 2006, Actuate acquired Performancesoft, Inc., (“Performancesoft”) a privately held Canadian company that offers Performance Management software and services. Actuate Performance Views, Track and BI have been specifically designed to address real-life Performance Management situations. These Rich Internet Applications with a simple-to-use web interface give users across the enterprise access to relevant Performance Management information to help them in their decision-making. The combination of Performancesoft’s leading Performance Management applications and Actuate’s RIA-ready information platform provides capabilities for distributing accountability throughout the enterprise.

The principal executive offices of Actuate are located at 2207 Bridgepointe Parkway, Suite 500, San Mateo, California 94404, and our telephone number is (650) 645-3000. Our website is located at www.actuate.com; the information contained on our website is neither part of, nor incorporated by reference into, this Offer to Purchase.

Where You Can Find More Information.  We are subject to the informational filing requirements of the Exchange Act and, in accordance with these requirements, are obligated to file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters.

Information, as of particular dates, concerning our directors and officers, their compensation, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the Securities and Exchange Commission. In connection with this Offer, we have also filed a Tender Offer Statement on Schedule TO, which includes additional information with respect to the Offer.

Incorporation by Reference.  The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. This Offer to Purchase incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the Securities and Exchange Commission. These documents contain important information about us.

Annual Report on Form 10-K	Fiscal year ended December 31, 2007; Filed March 17, 2008
Quarterly Report on Form 10-Q	Quarter ended June 30, 2008, Filed August 8, 2008;
Quarter ended March 31, 2008, Filed May 9, 2008;
Quarter ended September 30, 2007, Filed November 9, 2007.
Current Reports on Form 8-K	Filed on April 26, 2007, June 5, 2007, July 30, 2007; October 25, 2007; October 29, 2007; December 27, 2007; January 31, 2008; February 5, 2008; April 28, 2008 and August 5, 2008
Definitive Proxy Statement on Schedule 14A	Filed on April 16, 2008

You may read and copy any reports, proxy statements or other information that we file with the Securities and Exchange Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Our public filings are also available to the public from document retrieval services and the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.

You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Actuate Corporation

2207 Bridgepointe Parkway, Suite 500
San Mateo, California 94404
United States
Telephone: (650) 645-3000
Toll Free: 888-422-8828
Fax: (408) 579-3000

Copies of these filings are also available, without charge, on our website at http://www.actuate.com.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

The following table sets forth, as of September 30, 2008, certain information with respect to the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) each executive officer and director of Actuate Corporation, and (iii) all directors and executive officers as a group, and does not take into account any effects of the Offer:

	Shares Beneficially Owned(1)
	Number of	Percentage of
Name and Address of Beneficial Owner	Shares(2)	Total(3)

Jana Partners LLC(5)	3,410,000	5.6
Barclays Global Investors(6) 45 Fremont Street San Francisco, CA 94105	3,368,666	5.6
Columbia Wanger Asset Management, L.P.(4) 227 West Monroe Street, Suite 3000 Chicago, IL 60606	3,343,000	5.5
Peter I. Cittadini(7)	5,359,519	8.9
Nicolas C. Nierenberg(8)	978,846	1.6
Daniel A. Gaudreau(9)	1,540,755	2.5
N. Nobby Akiha(10)	642,482	1.1
Mark A. Coggins(11)	344,791	*
George B. Beitzel(12)	300,000	*
Kenneth E. Marshall(13)	337,500	*
Arthur A. Patterson(14)	1,940,870	3.2
Steven D. Whiteman(15)	280,212	*
All current directors and executive officers as a group (9 persons)(16)	11,724,975	19.4

*	Less than 1%

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options. In general, new hire grants vest over a four year period, with twenty-five percent of the shares subject to the option vesting one year from the date of grant, and the remaining shares subject to vesting monthly over the following 36 months at a rate of 1/48 of the total number of shares subject to the option. In general, annual option grants vest over a four year period, with all of the shares subject to the option vesting monthly over 48 months at a rate of 1/48 of the total number of shares subject to the option.

(3)	Calculated on the basis of 60,540,237 shares of common stock outstanding as of September 30, 2008, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after September 30, 2008 are deemed to be outstanding for purposes of calculating that stockholder’s percentage of beneficial ownership. These shares are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person

(4)	Based on Schedule 13G/A filed with the Securities and Exchange Commission for the year ended December 31, 2007.

(5)	Based on Schedule 13G/A filed with the Securities and Exchange Commission for the year ended December 31, 2007. Barclays Global Investors, NA. owns 2,645,443 shares of Common stock and Barclays Global Fund Advisors owns 884,287 shares of Common stock.

(6)	Based on Schedule 13G/A filed with the Securities and Exchange Commission for the year ended December 31, 2007.

(7)	Includes options exercisable for 4,063,052 shares of Common stock within 60 days after September 30, 2008.

(8)	Includes options exercisable for 331,994 shares of Common stock within 60 days after September 30, 2008.

(9)	Includes options exercisable for 1,474,872 shares of Common stock within 60 days after September 30, 2008.

(10)	Includes options exercisable for 627,083 shares of Common stock within 60 days after September 30, 2008.

(11)	Includes options exercisable for 344,791 shares of Common stock within 60 days after September 30, 2008.

(12)	Includes options exercisable for 290,000 shares of Common stock within 60 days after September 30, 2008.

(13)	Includes options exercisable for 337,500 shares of Common stock within 60 days after September 30, 2008.

(14)	Includes 40,000 shares held by Patterson Family Foundation, 345,960 shares held by Ellmore C. Patterson Partners, and 549,940 shares held by ACP Family Partnership. Mr. Patterson, a director of Actuate, is the general partner of Ellmore C. Patterson Partners, the general partner of ACP Family Partnership and the trustee of Patterson Family Foundation. Mr. Patterson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes options exercisable into 270,000 shares of Common stock within 60 days of September 30, 2007.

(15)	Represents options exercisable for 270,000 shares of Common stock within 60 days after September 30, 2008.

(16)	Represents options exercisable into 8,009,292 shares of Common stock within 60 days after September 30, 2008.

The information with respect to beneficial ownership is based upon information furnished by each director or executive officer, or information contained in filings made with the Securities and Exchange Commission.

None of our directors and executive officers have advised us that they intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 19,047,619 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.15 in the Offer, the beneficial ownership of our directors and executive (currently 11,724,975 shares of common stock) will increase to approximately 28.04%. Our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders.”

Equity Compensation Plan Information.

We currently maintain three compensation plans that provide for the issuance of our common stock to officers and other employees, directors and consultants. These consist of the 1998 Equity Incentive Plan, as amended to date (the “1998 Plan”), the 1998 Non-Employee Directors Option Plan, and the 1998 Employee Stock Purchase Plan, as amended to date (the “Stock Purchase Plan”), which have been approved by our stockholders. The Stock Purchase Plan was adopted by our board of directors in May 1998, and was approved by our stockholders in July 1998. The 1998 Plan was adopted by our board of directors on May 1998 and approved by our stockholders on July 1998.

The following table summarizes our equity compensation plans as of September 30, 2008:

	Number of		Number of
	Securities to	Weighted	Securities
	be Issued	Average	Remaining
	Upon	Exercise	Available for
	Exercise of	Price of	Future
	Outstanding	Outstanding	Issuance
	Options,	Options,	Under Equity
	Warrants	Warrants	Compensation
Plan Category	and Rights	and Rights	Plans

Equity compensation plans approved by stockholders(1)	20,060,511	$3.83	13,256,359
Equity compensation plans not approved by stockholders(2)	668,162	$1.98	704,288
Totals	20,728,673	$3.76	13,960,647

(1)	Consists of five plans: our Amended and Restated 1998 Equity Incentive Plan, Tidestone 1998 Incentive Stock Option Plan, Tidestone Non-Qualified Stock Option Plan of 1999, 1998 Non-Employee Directors Option Plan,

and the Amended and Restated 1998 Employee Stock Purchase Plan. As of January 1 of each year, the number of shares reserved for issuance under the Amended and Restated 1998 Equity Incentive Plan automatically increases by the lesser of (i) 5% of the total number of shares of common stock outstanding and (ii) 2,800,000 shares

(2)	Consists of one plan: our 2001 Supplemental Stock Option Plan.

Recent Securities Transactions.  Based upon our records and upon information provided to us by our directors, executive officers, associates and subsidiaries, neither we nor any of our subsidiaries or persons controlling us nor, to our knowledge, any of our directors, executive officers or associates, nor any director or executive officer of any of our subsidiaries, has effected any transactions in our shares during the 60 days prior to the date of this Offer to Purchase except for the forced sale of 30,000 shares at a weighted average price of $2.72 per share by Daniel A. Gaudreau, SVP, Operations and CFO on October 29, 2008.

Arrangements With Others Concerning Our Securities.  Except (i) for outstanding options to purchase shares granted to certain employees (including executive officers); (ii) for stock and options held in Actuate’s various equity compensation plans, and (iii) as otherwise described in this Offer to Purchase, neither we nor any of our subsidiaries or persons controlling us nor, to our knowledge, any of our directors, executive officers or associates, nor any director or executive officer of any of our subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.	Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act.

Our purchase of shares in the Offer will reduce the number of our shares that might otherwise trade publicly and may reduce the number of our stockholders. As of September 30, 2008, approximately 39,018,987 shares of our common stock were held by non-affiliated stockholders. Assuming the Offer is fully subscribed, we will have between approximately 19,971,368 and 21,371,929 shares held by non-affiliated stockholders following the purchase of shares tendered in the Offer, based on the minimum price per share of $3.15 and the maximum price per share of $3.40, respectively. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the Offer.

This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect continuing stockholders. Nonetheless, we anticipate that there will still be a sufficient number of shares outstanding and publicly traded following the Offer to ensure a continued trading market in the shares. Based on the published guidelines of NASDAQ, we do not believe that our purchase of shares pursuant to the Offer will cause our remaining shares to be delisted from NASDAQ.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the purchase of shares pursuant to the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Our shares are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our stockholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of our stockholders. Under the Exchange Act, our shares are eligible for deregistration such that we would no longer be obligated to file reports with the Securities and Exchange Commission if, among other things, the shares are held “of record” by fewer than 300 persons. For these purposes, “of record” includes registered holders plus certain categories of other persons, including participants in a Depositary such as DTC. Although there are more than 300 beneficial owners of our shares, based on this definition, we have fewer than 300 record holders at commencement of the Offer, and technically could “deregister” under the Exchange Act by making application to the Securities and Exchange Commission. Registration under the Exchange Act remains a condition to NASDAQ listing, however, and we have no current intention of making application for deregistration of our shares.

13.	Legal Matters; Regulatory Approvals.

Except as described in this Offer to Purchase, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated by the Offer. Should any such approval or other action be required, we currently contemplate that we will seek approval or such other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, shares tendered in response to the Offer pending the outcome of any of these matters. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business.

Our obligation to accept for payment and pay for shares under the Offer is subject to various conditions. See Section 7.

14.	Certain United States Federal Income Tax Consequences.

The following discussion describes certain United States federal income tax consequences of participating in the Offer for U.S. Holders (as defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions in effect on the date of this document, all of which are subject to change, with possible retroactive effect. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. Holders.

The discussion deals only with shares held as capital assets within the meaning of Section 1221 of the Code and does not address matters that may be relevant to stockholders in light of their particular circumstances. It also does not address matters that may be relevant to certain stockholders subject to special treatment under the Code, such as financial institutions, insurance companies, S corporations, partnerships and other pass-through entities, stockholders liable for the alternative minimum tax, dealers in securities or currencies, traders who elect to apply a mark-to-market method of accounting, tax-exempt organizations, U.S. expatriates, directors, employees, former employees or other persons who acquired their shares as compensation, including upon the exercise of employee stock options, and persons who are holding shares as part of a straddle, conversion, constructive sale, hedge or hedging or other integrated transaction. The discussion does not consider the effect of any applicable estate tax, gift tax, state, local or foreign tax consequences of participating in the Offer. Each U.S. Holder is urged to consult the U.S. Holder’s tax advisor as to the particular tax consequences to such U.S. Holder of participating or not participating in the Offer, including the applications of state, local and foreign tax laws and possible tax law changes.

As used herein, a “U.S. Holder” means a beneficial holder of shares that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation or entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if a court within the United States can exercise primary supervision of the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust.

Foreign stockholders (as defined in Section 3) should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the Offer and also should see Section 3 for a discussion of the applicable U.S. withholding rules and the potential for obtaining a refund of all or a portion of any tax amount withheld.

Non-Participation in the Tender Offer.  U.S. Holders that do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer.

Exchange of Shares Pursuant to the Tender Offer.  The exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us.

Under the stock redemption rules of Section 302 of the Code, a U.S. Holder will recognize gain or loss on an exchange of shares for cash if the exchange: (a) results in a “complete termination” of all such U.S. Holder’s equity interest in us, (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. In applying the Section 302 tests, a U.S. Holder must take into account stock that such U.S. Holder constructively owns under certain attribution rules, pursuant to which the U.S. Holder will be treated as owning shares of our stock owned by certain family members (except that in the case of a “complete termination” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and shares of our stock that the U.S. Holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a U.S. Holder if the percentage of the then-outstanding shares owned by such U.S. Holder in us immediately after the exchange is less than 80% of the percentage of the shares owned (directly and by attribution) by such U.S. Holder in us immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in us. An exchange of shares for cash that results in any reduction of the proportionate equity interest in us of a U.S. Holder with a relative equity interest in us that is minimal and who does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend.” U.S. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

If a U.S. Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder’s tax bases in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange.

If a U.S. Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the exchange will be treated as a dividend to the extent of the portion of our current and accumulated earnings and profits allocable to such shares. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends, without reduction for the tax basis of the shares exchanged. To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (a) it generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations) and (b) it generally will be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

To the extent that amounts received pursuant to the Offer that are treated as dividends exceed a U.S. Holder’s allocable share of our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the tax basis of such U.S. Holder’s shares, and any amounts in excess of the U.S. Holder’s tax basis will constitute capital gain. Any remaining tax basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder.

We cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of the tenders pursuant to the Offer will cause us to accept fewer shares than are tendered. Accordingly, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s shares will be exchanged pursuant to the Offer in order for the stockholder to meet any of the three Section 302 tests for sale or exchange treatment, rather than dividend treatment, for U.S. federal income tax purposes. Each U.S. Holder is urged to consult the U.S. Holder’s own tax advisor as to the application of the Section 302 tests to his or her particular circumstances.

U.S. Federal Withholding.  For a discussion of certain withholding tax consequences to tendering stockholders, see Section 3.

U.S. Federal Information Reporting.  Information statements will be provided to U.S. Holders whose shares are purchased by us and to the IRS, reporting the payment of the total purchase price (except with respect to U.S. Holders that are exempt from the information reporting rules, such as corporations).

The U.S. federal income tax discussion set forth above is included for general information only. Each U.S. Holder is urged to consult the U.S. Holder’s own tax advisor to determine the particular tax consequences to him or her (including the applicability and effect of the constructive ownership rules and estate and gift taxes, foreign, state and local tax laws and possible tax law changes) of the sale of shares pursuant to the Offer.

15.	Extension of The Offer; Termination; Amendment.

We reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 occur or are deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension. We also reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not already accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay acceptance for payment and to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we also reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 occur or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer.

The announcement, in the case of an extension, shall be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.

Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of that change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to PR Newswire or another comparable news service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rule 13e-4 promulgated under the Exchange Act. This rule and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.

If we undertake any of the following actions:

•	increase or decrease the range of prices to be paid for the shares;

•	increase or decrease the amount of shares being sought in the Offer;

•	materially change the fees to be paid to our Dealer Manager,

and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, then the Offer will be extended until the expiration of a period of ten business days.

16.	Fees and Expenses.

We have retained Jefferies & Company, Inc., to act as our Dealer Manager in connection with the Offer. In its role as Dealer Manager, Jefferies & Company, Inc., may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that it contacts or persons that contact it. In addition, the Dealer Manager has given us advice with respect to the Offer and will receive compensation in connection with the Offer. Our arrangement with the Dealer Manager provides for reasonable and customary compensation. We have also agreed to reimburse the Dealer Manager for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify the Dealer Manager against various liabilities in connection with the Offer, including liabilities under the federal securities laws. The Dealer Manager in the ordinary course of its business purchases and/or sells our securities, including the shares, for its own account and for the account of its customers. As a result, the Dealer Manager at any time may own certain of our securities, including the shares. In addition, the Dealer Manager may tender shares into the tender offer for its own account.

The Dealer Manager has in the past and may continue in the future to provide various investment banking and other services to us, for which it has received and would receive customary compensation from us.

We have retained D.F. King & Co., Inc., to act as Information Agent and Computershare Trust to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and in person and may request that brokers, dealers, commercial banks, trust companies and other nominee stockholders forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares under the Offer, other than as described above. We will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the Offer and related materials to the beneficial owners for when they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of our Dealer Manager, Information Agent or Depositary for purposes of the Offer. We will pay, or cause to be paid, any stock transfer taxes on our purchase of shares, except as otherwise provided in Section 5 hereof and in Instruction 7 of the Letter of Transmittal.

17.	Miscellaneous.

In accordance with Rule 13e-4 under the Exchange Act, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO that contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf regarding whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to provide any information or make any representation in connection with the Offer, other than those contained in this Offer to Purchase or in the Letter of Transmittal. You should not rely upon any recommendation, information or representation that is given or made to you as having been authorized by Actuate, the Dealer Manager or the Information Agent.

Actuate Corporation
November 5, 2008

The Depositary for the Offer is:

Computershare Trust Co., Inc.

By Mail	By Overnight Courier or Registered Mail

Computershare Trust Co., Inc.	Computershare Trust Co., Inc.
c/o Corporate Actions — Actuate Corp.	c/o Corporate Actions — Actuate Corp.
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each Actuate record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at its address set forth above.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their telephone numbers or addresses set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the notice of guaranteed delivery may be directed to the Information Agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and brokers call: +1 (212) 269-5550 (Collect)
All others call: (800) 488-8095 (U.S. Toll-Free)

The Dealer Manager for the Offer is:

Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022
(212) 284-2300 (Collect)